UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

United Online, Inc.

(Name of Issuer)

Common Stock ($.0001 par value)

(Title of Class of Securities)

911268100

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

      [  ] Rule 13d-1(b)

      [  ] Rule 13d-1(c)

      [x] Rule 13d-1(d)

•	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 12 pages

CUSIP No. 911268100

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Idealab (95-4569774)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions)	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5.	SOLE VOTING POWER

NUMBER OF		1,059,322 shares

SHARES
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		2,376,853 shares

EACH
REPORTING	7.	SOLE DISPOSITIVE POWER

PERSON		1,059,322 shares

WITH
	8.	SHARED DISPOSITIVE POWER

2,376,853 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,436,175 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.4%

12.	TYPE OF REPORTING PERSON*

CO

Page 2 of 12 pages

CUSIP No. 911268100

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bill Gross

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions)	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5.	SOLE VOTING POWER

NUMBER OF		1,059,322 shares

SHARES
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		2,376,853 shares

EACH
REPORTING	7.	SOLE DISPOSITIVE POWER

PERSON		1,059,322 shares

WITH
	8.	SHARED DISPOSITIVE POWER

2,376,853 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,436,175 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.4%

12.	TYPE OF REPORTING PERSON*

IN

Page 3 of 12 pages

CUSIP No. 911268100

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Clearstone Venture Management I, L.L.C. (fka idealab! Capital Management I, L.L.C. (95-4677542)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions)	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5.	SOLE VOTING POWER

NUMBER OF		2,376,853 shares

SHARES
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		0

EACH
REPORTING	7.	SOLE DISPOSITIVE POWER

PERSON		2,376,853 shares

WITH
	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,376,853 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.8%

12.	TYPE OF REPORTING PERSON*

IV

Page 4 of 12 pages

CUSIP No. 911268100

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Clearstone Venture Partners I-B, L.P. (fka idealab! Capital Partners I-B, L.P.) (95-4679492)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions)	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5.	SOLE VOTING POWER

NUMBER OF		1,363,004 shares

SHARES
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		0

EACH
REPORTING	7.	SOLE DISPOSITIVE POWER

PERSON		1,363,004 shares

WITH
	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,363,004 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.3%

12.	TYPE OF REPORTING PERSON*

IV

Page 5 of 12 pages

CUSIP No. 911268100

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

William S. Elkus

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions)	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5.	SOLE VOTING POWER

NUMBER OF		14,425 shares

SHARES
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		2,376,853 shares

EACH
REPORTING	7.	SOLE DISPOSITIVE POWER

PERSON		14,425 shares

WITH
	8.	SHARED DISPOSITIVE POWER

2,376,853 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,391,278 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.8%

12.	TYPE OF REPORTING PERSON*

IN

Page 6 of 12 pages

Item 1.

(a)	Name of Issuer: United Online, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 2555 Townsgate Road, Westlake Village, California 91361

Item 2.

(a)	Name of Person Filing: This statement is being filed jointly by Idealab, a California corporation, Bill Gross, an individual, Clearstone Venture Management I, L.L.C., a Delaware limited liability company (fka idealab! Capital Management I, L.L.C.) (“CVM”), Clearstone Venture Partners I-B, L.P., a Delaware limited partnership (fka idealab! Capital Partners I-B, L.P.) (“CVP I-B”) and William S. Elkus (Mr. Elkus, together with Idealab, Mr. Gross, CVM and CVP I-B are referred to collectively as the “Reporting Persons”). Mr. Gross is the Chairman of the Board of Directors and CEO of Idealab and the Managing Member of idealab! Holdings, L.L.C., a Delaware limited liability company (“Holdings”), and exercises voting and investment power over shares held beneficially by those entities. Mr. Gross and Mr. Elkus are Managing Members of CVM and share voting and investment power over shares held beneficially by CVM. CVM controls CVP I-B.

(b)	Address of Principal Business Offices or, if none, Residence: The principal business offices of Idealab and Mr. Gross is 130 W. Union St., Pasadena, CA 91103. The principal business offices of Mr. Elkus, CVM and CVP I-B is 1351 4th Street, 4th Floor, Santa Monica, CA 90401.

(c)	Citizenship: Idealab is a California corporation, Mr. Gross and Mr. Elkus are citizens of the United States of America, CVM is a Delaware limited liability company and CVP I-B is a Delaware limited partnership.

(d)	Title of Class of Securities: Common Stock ($.0001 par value) (“Common Stock”)

(e)	CUSIP Number: 911268100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 70o)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4. Ownership

     As of December 31, 2002, the Reporting Persons may be deemed the beneficial owner of the following number of shares of Common Stock:

Idealab:

(a)	Amount Beneficially Owned: 3,436,175*.

(b)	Percent of Class: 8.4%.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,059,322.

(ii)	Shared power to vote or to direct the vote: 2,376,853.

(iii)	Sole power to dispose or to direct the disposition of: 1,059,322.

(iv)	Shared power to dispose or to direct the disposition of: 2,376,853.

Mr. Gross:

(a)	Amount Beneficially Owned: 3,436,175*.

(b)	Percent of Class: 8.4%.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,059,322.

(ii)	Shared power to vote or to direct the vote: 2,376,853.

(iii)	Sole power to dispose or to direct the disposition of: 1,059,322.

(iv)	Shared power to dispose or to direct the disposition of: 2,376,853.

     CVM:

(a)	Amount Beneficially Owned: 2,376,853**.

(b)	Percent of Class: 5.8%.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,376,853**.

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 2,376,853**.

(iv)	Shared power to dispose or to direct the disposition of: 0.

CVP I-B:

(a)	Amount Beneficially Owned: 1,363,004 **.

(b)	Percent of Class: 3.3%.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,363,004 **.

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 1,363,004 **.

(iv)	Shared power to dispose or to direct the disposition of: 0.

Mr. Elkus:

(a)	Amount Beneficially Owned: 2,391,278 **.

(b)	Percent of Class: 5.8%.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 14,425 **.

(ii)	Shared power to vote or to direct the vote: 2,376,853.

(iii)	Sole power to dispose or to direct the disposition of: 14,425 **.

(iv)	Shared power to dispose or to direct the disposition of: 2,376,853.

*	Idealab is the record owner of 65,757 shares of Common Stock. Holdings is the record owner of 993,565 shares of Common Stock. Holdings is a wholly-owned subsidiary of Idealab and is controlled by Idealab. Mr. Gross is the Chairman of the Board of Directors and CEO of Idealab and the Managing Member of Holdings and exercises voting and investment power over shares held beneficially by those entities. Mr. Gross is a Managing Member of CVM and shares voting and investment power over shares held beneficially by CVM. Each of the reporting persons disclaim beneficial ownership of such shares of Common Stock of United Online to the extent it exceeds its pecuniary interest.

**	CVP I-B is the record owner of 1,363,004 shares of Common Stock and Clearstone Venture Partners I-A, L.P., a Delaware limited partnership (fka idealab! Capital Partners I-A, L.P.) (“CVP I-A”), is the record owner of 1,013,849 shares of Common Stock. CVM may be deemed the beneficial owner of 2,376,853 shares in its capacity as the general partner of CVP I-A and CVP I-B. Mr. Elkus is a Managing Member of CVM and shares voting and investment power over shares held beneficially by CVM. Shares beneficially owned by Mr. Elkus includes 14,425 shares indirectly owned by Mr. Elkus and held by various estate planning entities.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

     By signing below each of the undersigned certifies that, to the best of the undersigned’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

Date:	January 10, 2003	IDEALAB

By /s/ Bill Gross

Name: Bill Gross

Title: Chairman of the Board and CEO

Date:	January 10, 2003	By /s/ Bill Gross

Name: Bill Gross

Date:	January 10, 2003	CLEARSTONE VENTURE MANAGEMENT I, L.L.C.

By /s/ William Elkus

Name: William S. Elkus

Title: Managing Member

Date:	January 10, 2003	CLEARSTONE VENTURE PARTNERS 1-B, L.P.

By /s/ William Elkus

Name: William S. Elkus

Title: Managing Member of Clearstone Venture

Management I, L.L.C., its General Partner

Date:	January 10, 2003	By /s/ William Elkus

Name: William S. Elkus

EXHIBIT INDEX

		Page No.

A	Joint Filing Agreement, dated January 10, 2003 by and between Idealab, Bill Gross, William S. Elkus,
	Clearstone Venture Management I, L.L.C. and Clearstone Venture Partners I-B, L.P	12